UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-5546

         DIVISION OF
CORPORATION FINANCE

Mail Stop 5546
								December 29, 2005

Via Facsimile (011) 54 1143 131298 and US Mail

Jose Gustavo Pozzi
General Manager and Sole Officer
Nortel Investments Inc.
Alicia Moreau de Justo 50
Piso 11
C1107AAB Buenos Aires
Argentina

	Re:	Nortel Investments Inc.
		Form 6-K
		Filed December 1, 2005
      Form 20-F for the Fiscal Year Ended December 31, 2004
      Filed June 29, 2005
 		File No. 1-14270

Dear Mr. Pozzi:

      We have limited our review of the above filings to disclosures relating to your contacts with countries that have been identified as state sponsors of terrorism, and we will make no further review of the filings. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with supplemental information so that we may better understand your disclosure. Please be as detailed as necessary in your response. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note the reference to Etec S.A. (Cuba) on page 25 of your Form
6-K filed December 1, 2005. The table on page 25 states that Etec S.A. transacts in international calls to and/or from Cuba, which is identified as a state sponsor of terrorism by the U.S. State Department and subject to asset controls administered by the Treasury
Department`s Office of Foreign Assets Control and the Commerce Department`s Bureau of Industry and Security. We note that the Form
20-F does not contain any information relating to operations in, or contacts with, Cuba. With a view to disclosure, please describe in reasonable detail such operations or contacts, and discuss their materiality to you in light of Cuba`s status as a state sponsor of terrorism. Please also discuss whether the operations constitute a material investment risk to your security holders. Your response should describe your current, historical and anticipated operations in, and contacts with, Cuba, including through subsidiaries, affiliates, joint ventures and other direct and indirect arrangements.

2. In preparing your response please consider that evaluations of materiality should not be based solely on quantitative factors, such as the approximate dollar amount of revenues, assets and liabilities associated with Cuba, but should include consideration of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company`s reputation and share value. In this regard, we note that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that do business with U.S.-designated state sponsors of terrorism. We also note that Florida requires issuers to disclose in their prospectuses any business contacts with Cuba or persons located in Cuba. Your materiality analysis should address the potential impact of the investor sentiment evidenced by these actions directed toward companies operating in Cuba.



      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. Please file your response letter on
EDGAR.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to the company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

the company is responsible for the adequacy and accuracy of the disclosure in the filing;

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please contact James Lopez at (202) 551-3536 if you have any questions about the comments or our review. You may also contact me at (202) 551-3470.



								Sincerely,




								Cecilia D. Blye, Chief
								Office of Global Security
Risk




cc: 	Larry Spirgel
 		Kyle Moffatt
Jose Gustavo Pozzi
Nortel Investments Inc.
December 29, 2005
Page 1